Agreement

This agreement effective as of February 1, 2017 between Lander Gold Mines, Inc. (hereinafter "LGM") and Stephen Gorvary and Gyovary Mining Company (hereinafter collectively "SG") is to establish an option period during which LGM may undertake due diligence upon the properties and milling facility now owned and controlled by SG.

1) Option Period. The due diligence option period shall expire on June 2, 20017.
2) Payment for Option Period. No later than March 31, 2017 a payment in the amount of $10,000 shall have been made to SG to secure the option period through June 2, 2017. If such payment is not made on or before that date this option period shall expire without further notice to LGM.
3) Mining Properties Subject to Option. To be known as the "Hidden Hand Group" and consists of the patented and unpatented mining claims listed in Appendix A attached hereto and made part of this agreement.
4) Payment for Leased Mining Properties. No later than June 2, 2017 LGM shall pay to SG the sum of $30,000 as an initial payment on a long term lease with purchase option of the Hidden Hand claim package.
5) Milling Facility Tolling Contract. No later than June 2, 2017 the Parties shall have reached an agreement with respect to the terms of a toll milling contract on the Mary Ellen Mill which is owned and controlled by SG. The Mary Ellen Mill is located the State of Wyoming in Fremont County, Section 14, T29N, R100W.
6) Royalty. The Parties agree that SG shall retain a 2 % Net Smelter Return Royalty ("NSR") on the leased Hidden Hand Group mining properties. Additionally, SG will be granted a 2 % NSR on any properties acquired by LGM within 5 miles from any outside boundary of the Hidden Hand Group.
7) Additional representations. Each of the Parties represents that they are authorized to enter in to this agreement. LGM represents that it is a validly existing Wyoming corporation and its Board has authorized this transaction. SG represents that he is authorized to enter this agreement on behalf of any other parties who may have an ownership or other interest in the Hidden Hand Group mining properties as well as the Mary Ellen milling facility.
8) Choice of Law and Venue. Any disputes which may arise between the Parties will be adjudicated in the State of Wyoming in the appropriate district or county court under Wyoming law.
9) Entire Agreement. This agreement is the entire agreement between the Parties and supersedes all other agreements, written or oral, which have been made by the Parties. Any amendments to this agreement must be in writing and signed by all Parties.

SIGNATURE PAGE FOLLOWS

Lander Gold Mines, Inc.

James Baughman, President

Gyovary Mining Company

Stephen Gorvary, President

Stephen Gorvary, Individually

EXHIBIT A

Lewiston Claims

(CORRECTED CLAIMS LIST TO BE PROVIDED)

Federal BLM unpatented mining claims located in Fremont County, Wyoming

Claim Name	BLM SN	Claimant	Record Data	Location		
				T	R	S
Good Hope	WMC253659	Gyorvary Mining Co., Inc.	Bk793 Pg 192	34	29N	98W
Good Foot	WMC260272	Daniel Gyorvary	2004 1252511	34	29N	98W
Miracle	WMC260273	Daniel Gyorvary	2004 1252509	5	28N	98W
Veta Grande	WMC260275	Daniel Gyorvarv	2004 1252508	5	28N	98W
Jerry Dain	WMC253767	Daniel Gyorvary	Bk793 Pg l95	8	28N	98W
Jerry Dain #2	WMC253768	Daniel Gyorvary	Bk 793 Pg 196	8	28N	98W
Jerry Dain #3	WMC253769	Daniel Gyorvary	Bk 793 Pg 193	8	28N	98W
Amanda	WMC253771	Daniel Gyorvary	Bk793 Pg 197	8	28N	98W
JDW	WMC260274	Daniel Gyorvarv	2004 1252510	8	28N	98W
Hidden Hand Fract.	WMC253770	Daniel Gyorvary	Bk 793 Pg 194	8	28N	98W

Patented Mining Claims located in Fremont County, Wyoming

Mineral Survey #339 consisting of the Hidden Hand, Morris and Casselton claims located in parts of Sections 5 and 8, T28N, R98W, 6th P.M. in Fremont County, Wyoming.